Exhibit 99.48

Isotechnika Pharma Inc.

NEWS RELEASE

ISOTECHNIKA PHARMA RECEIVES ADDITIONAL FUNDING FROM THE

GOVERNMENT OF CANADA FOR THE PRECLINICAL DEVELOPMENT OF NICAM

440-02 AS AN ANTI-HEPATITIS C AGENT

Edmonton, Alberta—June 18, 2013: Isotechnika Pharma Inc. (TSX: ISA) (“Isotechnika” or the “Company”) today announced that it has received additional funding from the National Research Council Industrial Research Assistance Program (“NRC-IRAP”) for its Non-Immunosuppressive Cyclophilin Antagonist Molecules (“NICAMs”) program.

NRC-IRAP continues to play an instrumental role in networking the NICAM program with key global partners and previously assisted Isotechnika in late-stage screening of several NICAM compounds, including evaluation of anti-hepatitis C virus (“HCV”) activity.

These evaluations have also been funded by the U.S. National Institutes of Allergy and Infectious Disease (“NIAID”), a part of the U.S. National Institutes of Health (“NIH”), and have led to the identification of a lead NICAM compound—440-02—for development as an anti-HCV agent.

The current project will further define the scope of 440-02 activity by studying its actions on several HCV genotypes and in combination with other anti-viral agents. This work will be conducted by the Scripps Research Institute in the laboratory of Dr. Philippe Gallay, a renowned HCV and human immunodeficiency virus (“HIV) researcher focused on the interplay between cyclophilin and viruses.

“Despite improvements in treatment, HCV remains a significant unmet medical need as the current standard of care does not work for everyone and can produce problematic side effects, which at times may lead to the discontinuation of treatment. Cyclophilin inhibitors target host rather than viral protein, and, as a result, may complement the direct-acting antiviral drugs by increasing the barrier to viral resistance and broadening the genotype treatment profile,” commented Isotechnika’s President and CEO, Dr. Robert Foster. “We are excited to work with the Scripps Research Institute, and Dr. Gallay in particular, as we continue to advance preclinical development of those NICAMs with the best potential to expand orally administered HCV treatment options for a broader population of patients.”

About Non-Immunosuppressive Cyclophilin Antagonist Molecules

NICAMs are an emerging novel class of multifunctional macrocycle drugs showing promise as antiviral, anti-inflammatory and cytoprotective agents. NICAMs inhibit cellular molecules called cyclophilins, and have garnered considerable attention as a novel treatment for a wide range of cyclophilin-mediated conditionscomprising viral, cardiac, neurological, and inflammatory diseases. This includes treatment of infectious diseases through the ability of NICAMs to inhibit viral replication.

About the NRC Industrial Research Assistance Program

NRC-IRAP is Canada’s premier innovation assistance program for small- and medium-sized enterprises. It is a vital component of the NRC, a cornerstone in Canada’s innovation system, regarded world-wide as one of the best programs of its kind.

About the National Institute of Allergy and Infectious Diseases

NIAID conducts and supports research—at NIH, throughout the United States and worldwide—to study the causes of infectious and immune-mediated diseases, and to develop better means of preventing, diagnosing and treating these illnesses. News releases, fact sheets and other NIAID-related materials are available on the NIAID Web site at http://www.niaid.nih.gov.

About the National Institutes of Health

The NIH, American’s medical research agency, includes 27 institutes and centers and is a component of the U.S. Department of Health and Human Services. It is the primary U.S. federal agency for conducting and supporting basic, clinical and translational medical research, and it investigates the causes, treatments and cures for both common and rare diseases. For more information about NIH and its programs, visit http://www.nih.gov.

About Isotechnika Pharma Inc.

Isotechnika is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics designed to offer key safety advantages over currently available treatments. Its lead drug, voclosporin, is a calcineurin inhibitor, and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. The U.S. Food and Drug Administration has cleared Investigational New Drug Applications to evaluate Isotechnika’s voclosporin in renal transplantation (phase 3) and lupus nephritis (phase 2b). Isotechnika trades on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika can be found at www.isotechnika.com or www.sedar.com.

We seek Safe Harbour.

For Further Information:

Dr. Robert Foster

President & CEO

780-487-1600 (x247)

rfoster@isotechnika.com

Dr. Daniel Trepanier

Director, New Drug Development

780-487-1600 (x236)

dtrepanier@isotechnika.com

Leonard Zehr

Managing Director

Kilmer Lucas Inc.

905-906-6908

leonard@kilmerlucas.com